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March 10, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mara Ransom, Office Chief
Jennifer López, Staff Attorney
Jennifer Thompson, Branch Chief
Robert Babula, Staff Accountant

Re:	Brookfield Infrastructure Corp. and Brookfield Infrastructure Partners L.P.
Registration Statement on Form F-1
Initially Filed on September 25, 2019
File Nos. 333-233934 and 333-233934-01
Amendment No. 6 to Registration Statement on Form F-1
Filed March 10, 2020

Registration Statement on Form F-3
Initially Filed December 20, 2019
File No. 333-235653
Amendment No. 2 to Registration Statement on Form F-3
Filed March 10, 2020

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of Brookfield Infrastructure Corporation (the “Company”) and Brookfield Infrastructure Partners L.P. (the “Partnership,” and together with the Company, the “Registrants”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on March 6, 2020 relating to Amendment No. 5 to the Registration Statement on Form F-1 (Registration Nos. 333-233934 and 333-233934-01) of the Registrants originally filed with the Commission on September 25, 2019 (the “F-1 Registration Statement”) and the Registration Statement on Form F-3 (Registration No. 333-235653) (the “F-3 Registration Statement”). Amendment No. 6 to the F-1 Registration Statement and Amendment No. 2 to the F-3 Registration Statement are being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Registrants have revised such registration statements to update other disclosures.

Securities and Exchange Commission

March 10, 2020

Amendment No. 5 to Registration Statement on Form F-1 and Amendment No. 1 to Registration Statement on Form F-3

Exhibit 3.1

1.

We note that your exclusive forum provision identifies the Supreme Court of the Province of British Columbia, Canada and the appellate courts as the exclusive forum for certain litigation, including any “derivative action.” Please disclose in the registration statement and exhibit whether this provision applies to actions arising under the U.S. federal securities laws. If the provision applies to claims under the U.S. federal securities laws, please also revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. In addition, please provide risk factor disclosure describing any risks to investors, including any uncertainty as to whether a court would enforce such provision, potential increased costs to bring a claim, and that these provisions can discourage claims or limit shareholders ability to bring a claim in a judicial forum that they find favorable.

The Registrants advise the Staff that the forum selection provision has been removed from the proposed articles of incorporation of the Company.

Exhibit 5.1

2.

Please have counsel remove the assumption on paragraph nine that “the Resolutions are in full force and effect and have not been rescinded.” It is not appropriate for counsel to assume material facts underlying the opinion or any readily ascertainable facts. Please refer to Item II.B.3.a of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, a revised opinion of counsel that removes the aforementioned assumption has been filed as an exhibit to each of the registration statements.

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Securities and Exchange Commission

March 10, 2020

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 880-6363.

Sincerely,

TORYS LLP

/s/ Mile T. Kurta
Mile T. Kurta

cc:

Bahir Manios, Chief Financial Officer

Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P.